Exhibit (n) i. b.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

To the Board of Directors of

C.M. Life Insurance Company

We consent to the use in this Post-Effective Amendment No. 8 to Registration Statement No. 333-49457 on Form N-6 of our report dated February 23, 2005 with respect to the statement of assets and liabilities of C.M. Life Variable Life Separate Account I as of December 31, 2003, and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 2003, and of our report dated March 5, 2004 (March 14, 2005 as to the effect of the presentation change regarding the statutory statements of cash flows for the years ended December 31, 2003 and 2002 to the direct method from the indirect method) with respect to the statutory statement of financial position of C.M. Life Insurance Company (which report on C.M. Life Insurance Company expresses an unqualified opinion and includes explanatory paragraphs referring to the use of statutory accounting practices and the adoption, effective January 1, 2003, of Statement of Statutory Accounting Principles No. 86, “Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions,” both of which practices differ from accounting principles generally accepted in the United States of America and the effect of the presentation change regarding the statutory statements of cash flows for the years ended December 31, 2003 and 2002 to the direct method from the indirect method) as of December 31, 2003 and the related statutory statements of income, changes in shareholder’s equity, and cash flows for the years ended December 31, 2003 and 2002, appearing in the Statement of Additional Information, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Statement of Additional Information.

DELOITTE & TOUCHE LLP

Hartford, Connecticut

April 25, 2005